July 30, 2010

Via EDGAR

Mr. Briccio B. Barrientos
Senior Accountant
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington DC  20549

Re:          Wisconsin Capital Funds, Inc. (the "Registrant")
1933 Act Reg. No. 33-141917; 1940 Act File No. 811-22045

Response to Staff Telephone Comments on Registrant’s Post-Effective
Amendment No. 3 to its Registration Statement filed on Form N-1A

Dear Mr. Barrientos:

With this letter, on behalf of our client, Wisconsin Capital Funds, Inc. (the “Registrant”), we are transmitting for filing via EDGAR Post-Effective Amendment No. 4 (the “Amendment”) to the Registrant’s Registration Statement filed on Form N-1A (1933 Act Registration No. 33-141917; 1940 Act File No. 811-22045) (the “Registration Statement”).  The Amendment, filed pursuant to Rule 485(b) under the Securities Act of 1933, as amended (the “Securities Act”), further amends the Prospectus, the Statement of Additional Information and Part C for all classes of shares of Wisconsin Capital Funds, Inc. series, which were included in Post-Effective Amendment No. 3 (the “Prior Amendment”) to its Registration Statement, which was filed with the Commission on May 28, 2010, pursuant to Rule 485(a) of the Securities Act, and will become effective on August 1, 2010.

This letter and the Amendment are being filed in order to respond to the SEC staff’s comments, as we understand them, based upon telephone conversations we had with the staff on July 13, 2010.  This Amendment also completes previously incomplete information, and makes such other non-material changes as the Registrant deemed appropriate.

The Registrant has selected August 1, 2010 as the effective date of the enclosed Amendment to correspond with the effective date for the Prior Amendment.  As legal counsel to the Registrant, we assisted in the preparation of the Amendment and we certify that the Amendment does not contain any disclosures that would render it ineligible to become effective under Rule 485(b) under the Securities Act.

Set forth below are numbered paragraphs identifying what we believe the staff’s comments to be, each of which is immediately followed by the Registrant’s response, including any supplemental information requested. Except as explicitly defined otherwise herein, capitalized terms used in this letter have the meanings defined in the Registration Statement.  All references to the Registrant includes, where applicable, each of its series (each a “Fund”, and collectively, the “Funds”).

Mr. Briccio Barrientos
July 30, 2010

PROSPECTUS

Pg.1, Plumb Balanced Fund Summary Section

Comment 1.   The staff asked that the narrative describing the wire transfer charges and other shareholder fees under the heading “Shareholder Fees” be revised to be presented in a table format.

Response. The narrative describing the wire transfer charges under the “Shareholder Fees” has been revised to present the information in table format and the change is reflected in the Prospectus included as part of the Amendment.

Comment 2.   The staff asked that the line item labeled “Net Annual Fund Operating Expenses” be retitled “Total Annual Fund Operating Expenses After Fee Waivers and Expense Reimbursements”.

Response.  The line item title has been changed, which is reflected in the Prospectus included as part of the Amendment.

Comment 3.     The staff asked that the sentence stating “[p]rior to July 1, 2010, the Advisor had agreed to waive fees and reimburse expenses of the Balanced Fund so as to cap its annual operating expense ratios at 1.10% of its average daily net assets” included in the footnote to the Fee and Expense Table be removed as it is neither required nor permitted by Form N-1A.

Response.  The sentence has been removed and the change is reflected in the Prospectus included as part of the Amendment.

Comment 4.   The staff asked that the sentence stating “[w]ith respect to the first year expense amount, this example reflects the effects of the contractual commitment that the Advisor has made to waive fees and reimburse expenses for the Fund at least until July 31, 2011” included under the “Example” heading be removed as it is neither required nor permitted by Form N-1A.

Response.  The sentence has been removed and the change is reflected in the Prospectus included as part of the Amendment.

Comment 5.   The staff asked the Registrant to check its calculation of the expense amounts for the Balanced Fund shown under the “Example” heading.

Response.  The Registrant has made the necessary changes to the expense amounts shown under the “Example” heading and the changes are reflected in the Prospectus included as part of the Amendment.

Mr. Briccio Barrientos
July 30, 2010

Pg. 2, Principal Risks of Investing in the Balanced Fund

Comment 6.   The staff asked the Registrant to consider whether the risks titled “Issuer Risk”, “Market Sector Risk”, and “Growth and Value Stock Risk” are in fact principal risks of the Fund that should be included in the summary section.  The staff also asked the Registrant to consider if those risks should be relabeled to reflect the fact that such risks are risks attributable to stock selections made by portfolio managers.

Response.  The Registrant has considered the points raised by the staff and has revised the risk disclosure in light of the comments, which changes are reflected in the Prospectus included as part of the Amendment.

Comment 7.   The staff asked that the phrase “adversely affect” be changed to “reduce” under the “Interest Rate Risk” heading in order to better comply with applicable plain English requirements.

Response.  The phase has been changed as requested and the change is reflected in the Prospectus included as part of the Amendment.

Comment 8.   The staff noted that the Balanced Fund was permitted to invest up to 5% of its total assets in securities rated below investment grade, and it asked the Registrant to consider whether it is appropriate to include a disclosure pertaining to the risks of investing in “junk bonds”.

Response.  Since investing in “junk” bonds is not a principal investment strategy of the Balanced Fund, the discussion of that strategy has been removed from the summary section of the Prospectus describing principal investment strategies of that Fund.  The Registrant has also made more prominent the disclosure on page 13 pertaining to the risks of investing in junk bonds.  These changes are reflected in the Prospectus included as part of the Amendment.

Pg. 3, Past Performance

Comment 9.   The staff asked that the three sentences starting with “The investment return and principal value” and ending with “would have been lower.” included under the “Past Performance” heading be removed as they are neither required nor permitted by Form N-1A.

Response.  The sentences have been removed and the change is reflected in the Prospectus included as part of the Amendment.

Comment 10.   The staff asked that the text following footnotes 1, 2 and 3 be moved into the text under the heading “Past Performance” and that the Funds provide disclosure as to why it includes the Barclays Capital Intermediate Government/Credit Bond Index and the Benchmark for comparison purposes in the Fund’s performance table.

Response.  The Registrant has moved the footnote text as requested and included a disclosure regarding the relevance of including the Barclays Capital Intermediate Government/Credit Bond Index and the Benchmark for comparison purposes in the Fund’s performance table.

Mr. Briccio Barrientos
July 30, 2010

Pg. 4, Portfolio Managers

Comment 11.   The staff stated that the only information about a portfolio manager that is permitted to be included in the summary section of the Prospectus is the portfolio manager’s length of service and official positions.  The staff requested that all other information pertaining to the Fund’s portfolio managers be removed.  The staff also request the dates of a portfolio manager’s service also be included in addition to stating that a portfolio manager has served a Fund since its inception.

Response.  The requested changes have been made to the portfolio manager sections of the summary portion of the Prospectus included as part of the Amendment.

Pg. 5, Equity Fund

Comment 12.   The staff indicated that the comments made with respect to the Balanced Fund equally apply to the Equity Fund and that corresponding changes should also be made to the summary section of the Prospectus pertaining to the Equity Fund.

Response.  Corresponding changes have been made to the summary section of the Prospectus pertaining to the Equity Fund, which changes are reflected in the Prospectus included as part of the Amendment.

Comment 13.  The staff asked the Registrant to check its calculation of the expense amounts for the Equity Fund shown under the “Example” heading.

Response.  The Registrant has made the necessary changes to the expense amounts shown under the “Example” heading and the changes are reflected in the Prospectus included as part of the Amendment.

Comment 14.   The staff noted that the Equity Fund normally invests at least 80% of its assets in common stocks and other equity securities.  The staff requested that the Registrant list the other types of securities in which the Equity Fund may invest.

Response.  The Registrant has listed the other types of equity securities in which the Equity Fund may invest, including options, ETFs, preferred stocks and securities convertible into such securities.  The change is reflected in the Prospectus included as part of the Amendment.

Pg. 9, Summary of Other Important Information

Comment 15.   The staff asked whether the summary discussion of redemptions of Fund shares on page 9 could be condensed and/or streamlined.

Response.   The summary discussion of redemptions of Fund shares contained in the Prospectus, included as part of the Amendment, has been revised in an effort to further condense and streamline such information.

Mr. Briccio Barrientos
July 30, 2010

Pg. 10-11, Investment Objectives

Comment 16.   With respect to the investment strategies and risks described on pages 10-11 of the Prospectus, the staff asked the Registrant to clearly differentiate between principal and non-principal investment strategies and risks of the Funds.

Response.  The Registrant has made changes to the sections of its Prospectus discussing investment objectives and risks in an attempt to make such differentiation clearer, which changes are reflected in the Prospectus included as part of the Amendment.

Pg. 14, Portfolio Managers

Comment 17.     The staff requested that dates of the portfolio managers’ service to the Funds be included in addition to stating that they have served since the Funds’ inception.

Response.  The requested changes have been made to the portfolio manager section  on page 14 of the Prospectus included as part of the Amendment.

Pg. 14, Rule 12b-1 Plan

Comment 18.   The staff requested that a disclosure be added to the section of the Prospectus under the heading “Rule 12b-1 Plan” to the effect that 12b-1 fees are paid out of the Funds’ assets on an ongoing basis and that 12b-1 fees may cost shareholders more over time than paying other types of sales charges.

Response.  The requested disclosure has been included under the heading “Rule 12b-1 Plan”, which is reflected in the Prospectus included as part of the Amendment.

Back Cover

Comment 19.   The staff noted that the Funds’ website was not disclosed on the back cover of the Prospectus and requested that it be added.

Response.  The Funds’ website is now included on the back cover of the Prospectus.

STATEMENT OF ADDITIONAL INFORMATION

Pg. 20, Disclosure of Portfolio Holdings

Comment 20.   The staff suggested that the Funds enhance their discussion pertaining to the disclosure of their portfolio holdings to their service providers to include the frequency with which the service providers receive such information.

Response.   The suggested enhancement including the frequency with which the Funds’ service providers receive portfolio holdings information has been made to the Statement of Additional Information included as part of the Amendment.

Mr. Briccio Barrientos
July 30, 2010

Pg. 22, Portfolio Managers

Comment 21.   The staff requested that additional disclosure be provided regarding the bonus compensation paid to portfolio managers, which disclosure should include whether the measurement forming the basis of the bonus is the Funds’ pre- or post-tax performance; the performance period used to determine the bonus and the peer group or benchmark used to measure the Funds’ relative performance.

Response.  The requested disclosures relating to the determination of bonuses paid to portfolio managers is now included in the Statement of Additional Information included as part of the Amendment.

The Registrant acknowledges and agrees that it is responsible for the adequacy and accuracy of the disclosures made in the Amendment; that the SEC staff comments or the Registrant’s responses to the SEC staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing; and that the Registrant may not assert SEC staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions regarding this letter or further comments on the Amendment, please contact me at (414) 277-5629 or andrew.ketter@quarles.com, or Fred Lautz of this office at (414) 277-5309 or fred.lautz@quarles.com.  Thank you in advance for your prompt attention to this matter.

Very truly yours,

QUARLES & BRADY LLP

/s/ Andrew D. Ketter

Andrew D. Ketter

ADK:aketter